
February 25, 2011

Lauren Notar
Chief Executive Officer
Source Gold Corp.
2 Toronto Street, Suite 234
Toronto, Ontario, Canada M5C 2B5

     **Re:**    **Source Gold Corp.**
             **Form 10-K for Fiscal Year Ended July 31, 2010**
             **Filed November 15, 2010**
             **File No. 333-153881**

Dear Ms. Notar:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Anne Nguyen Parker
                     Branch Chief